SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  February, 2009

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Quarterly Results 2008 - January - December" dated on February 17, 2009.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

Sao Paulo, February 17, 2009

Quarterly Results 2008
January – December

INDEX

HIGHLIGHTS	1
REVENUES HIGHLIGHTS	4
OPERATING EXPENSES HIGHLIGHTS	7
LOANS AND FINANCING	9
RELEVANT EVENTS	11
ADDITIONAL NOTES	12
DIVIDENDS AND INTEREST ON OWN CAPITAL	14
HISTORICAL SUMMARY	16
INCOME STATEMENTS	18
BALANCE SHEET	19
OPERATING DATA	20
TARIFFS	21
CAPITAL STRUCTURE COMPOSITION	22

Broadband - currently offered under the brands “Speedy” and “Ajato”, reached 2,555,376 clients in the 4Q08, a 4.1% increase over 3Q08. When compared to the 4Q07, the growth was of 487 thousand accesses or 23.6%, in line with the upward trend of last quarters. Investments in broadband are the Company’s priority and reinforce Telesp’s (*) commitment to its clients in improving the offer and quality of products and services, allowing a service even better and becoming even more competitive. Following this strategy, in February 2008, the Company launched, as a pioneer offer at Jardins neighborhood, in Sao Paulo, internet access through fiber optic (Fiber to the Home – FTTH) with speed capacity of 8 and 30 Mbps.

Alternative Plans for Fixed Telephony – continuing with the transformation of its business, Telesp kept the minute plan sale’s pace of growth, that makes clients loyal and serves well and better the different market segments with more adequate choices for access to fixed telephony. On December 31, 2008, the penetration of local plans, “controle”, duos and trios was over 55% of lines in service.

(*) Refers to Telesp and its subsidiaries.

Results January – December 2008 TELESP 1

Duos and Trios Telefônica - are combined offers of PayTV, Broadband and Local calls services offered in all Company’s concession area. In October 2007, the Company celebrated a commercial and operational agreement with TVA, strengthening and extending even more the integrated offer of PayTV.

Pay TV – offered in bundles or stand-alone, it is available through DTH (Direct to the Home) and MMDS (Multichannel Multipoint Distribution Service). Since its launch, the Company has shown a fast pace of growth, reaching 472,222 clients in the 4Q08, an increase of 47,248 clients or 11.1% when compared to the 3Q08.

“Posto de Trabalho Informático” (PDTI) – launched in 2007, is offered to the corporate segment as a solution for infra-structure of Information Technology customized to the client. Through a monthly fee payment, Telesp offers a bundle composed by voice, data, internet access, network management and equipments for small, medium and big clients. The bundled offer of Information Technology and Communication Services is one of the Company’s strategic pillars in the corporate segment.

Number Portability – in September, 2008, the number portability process has been activated under commercial disposition between companies that offer the same service mode. As a result, fixed and mobile’s clients can keep their phone number when changing operator or address, if the process refers to the same local area. Following this, Telesp reinforced its efforts in clients’ loyalty and retention plans, although the volume of number portability processes isn’t relevant so far. The number portability’s process must be completed in the country until March, 2009.

The Net Operating Revenues in 2008 totaled R$15,979.0 million and when compared to the R$14,727.6 million reached in 2007, presented an increase of R$1,251.4 million or 8.5% . When comparing the 4Q08 x 4Q07, an increase of R$387.8 million or 10.4% is shown, with a significant acceleration in comparison to the previous quarters due to an improved performance in almost all services provided. These figures are mainly due to the growth of PayTV and Speedy services, the increase in long distance and fixed-to-mobile revenues, both due to the significant growth of mobile operators base, and in other revenues, among these PDTI and network digital services, and also due to the tariff readjustment of 3.01% as of July, 2008. These effects were partially offset by a decrease in local service, monthly subscription fee and public telephony revenues, the latter one mainly due to a higher mobile telephony competition.

The EBITDA in 2008 was R$6,555.7 million, an increase of R$290.9 million or 4.6% when compared to 2007. When comparing the 4Q08 x 4Q07, an increase of R$174.1 million or 11.4% is observed.

The EBITDA Margin in 2008 was 41.0%, as a result of the successful gradual change in Telesp’s revenues mix. When comparing to the EBITDA Margin in 2007, a decrease of 1.5 p.p. is shown as a result of a decrease of local service, monthly subscription fee and public telephony revenues and the increase of customer services, TV content and interconnection expenses, the latter one due to the increase in SMP traffic with the “15” (selection code of the operator). When comparing the 4Q08 x 4Q07, the EBITDA Margin presents an increase of 0.4 p.p., mainly justified by an increase of Pay TV and Speedy revenues, the performance of long distance and fixed-to-mobile revenues and by the decrease of personnel and provision expenses.

The consolidated Capex in 2008 was R$2,342.5 million, presenting an increase of 17.6% when compared to 2007. This figure is in line with Telefónica’s strategy of investing in network modernization and expansion to offer communication services of voice, data and video. It is important to highlight the significant changes on Capex’s mix, currently focused on high speed broadband and new services.

Results January – December 2008 TELESP 2

(*) The application of the new accounting criteria, introduced by the Law# 11,638/07, resulted in a Capex decrease in 2008 due to the change on PDTI accounting classification, from permanent asset to financial leasing.

Results January – December 2008 TELESP 3

REVENUES HIGHLIGHTS

The Gross Operating Revenue in 2008 reached R$23,020.8 million, showing an increase of R$1,837.0 million or 8.7% when compared to 2007. In the 4Q08 the gross operating revenues reached R$5,956.3 million, representing an increase of R$65.4 million or 1.1% when compared to the 3Q08 and an increase of R$689.5 million or 13.1% when compared to the 4Q07.

The changes are explained as follows:

Monthly Subscription Fee: reached R$5,486.8 million in 2008, presenting a decrease of R$159.6 million or 2.8% when compared to 2007. This effect is mainly explained by the decrease in average lines in service, by the increase of alternative plans for fixed telephony which are offered with lower monthly fees and also by the accounting reclassification of DDR (Discagem Direta a Ramal) revenues to fulfill the new criteria established by Anatel. These effects were partially offset by the tariff readjustment of 3.01% as of July, 2008. When comparing the 4Q08 x 4Q07, a slight increase of R$26.7 million or 2.0% is shown, mainly justified by the tariff readjustment of 3.01% as of July, 2008, been partially offset by the aforesaid DDR revenues’ accounting reclassification.

Installation Fee: reached R$114.3 million in 2008, representing a decrease of R$5.3 million or 4.5% when compared to 2007. When comparing the 4Q08 x 4Q07 a decrease of R$10.8 million or 34.8% is observed. These effects are mainly justified by the occasional installation fee exemption to non-residential clients that acquire two or more business lines of Telesp, as of July, 2008. This effect was partially offset by the tariff readjustment of 3.01% as of July, 2008.

Results January – December 2008 TELESP 4

Local Service: totaled R$2,562.9 million in 2008, presenting a decrease of R$245.4 million or 8.7% when compared to 2007. This effect is mainly explained by duos and trios sales which offer flat tariffs with local unlimited calls, decreasing the exceeding traffic. This effect is partially offset by a significant increase of traffic bundles sales and by the tariff readjustment of 3.01% as of July, 2008. When comparing the 4Q08 x 4Q07, a decrease of R$9.4 million or 1.5% is shown, justified by the same aforesaid reasons.

DLD: totaled R$3,808.8 million in 2008, presenting an increase of R$588.0 million or 18.3% when comparing to 2007. When comparing the 4Q08 x 4Q07, a strong increase of R$248.6 million or 32.9% is shown. These variations are mainly explained by a higher SMP traffic with the “15” (selection code of the operator), due to the mobile market growth and to a positive impact of the tariff readjustment of 3.01% as of July, 2008.

Fixed-to-mobile revenues: reached R$4,372.0 million in 2008, an increase of R$308.3 million or 7.6% when compared to 2007. This effect is mainly explained by the growth of mobile operators base that presented a positive impact on VC1, VC2 and VC3 traffic, besides the tariff readjustment as of July, 2008. When comparing the 4Q08 x 4Q07, an increase of R$88.8 million or 8.7% is shown, justified by the same aforesaid reasons.

ILD: reached R$140.4 million in 2008, presenting an increase of R$6.5 million or 4.9% when compared to 2007. When comparing the 4Q08 X 4Q07, an increase of R$0.4 million or 1.3% is shown. These effects are mainly explained by the tariff readjustment and promotional efforts during 2007, that affects the comparison base, been partially offset by a traffic decrease in the periods.

Interconnection Revenues: totaled R$465.8 million in 2008 and, when comparing to 2007, an increase of R$60.5 million or 14.9% is observed. When comparing the 4Q08 x 4Q07, an increase of R$11.9 million or 11.4% is shown. These effects were chiefly caused by traffic increase from other companies as a consequence of the telecommunications market growth and also due to the tariff readjustment of 3.01% as of July, 2008.

Public Telephony: reached R$444.9 million in 2008, presenting a decrease of R$106.2 million or 19.3% when compared to 2007. When comparing the 4Q08 x 4Q07 a decrease of R$44.3 million or 29.7% is observed. These effects were mainly motivated by a higher competition of the mobile market and were partially offset by the tariff readjustment of 3.01% as of July, 2008.

Data Transmission: reached R$3,759.5 million in 2008, an increase of R$763.7 million or 25.5% when compared to 2007. When comparing the 4Q08 x 4Q07, an increase of R$200.6 million or 24.3% is shown. These effects are explained by the residential segment growth, through the broadband offer with the brands “Speedy” and “Ajato”, as well as the growth of data transmission in the corporate segment.

Infrastructure rental: totaled R$384.3 million in 2008, a rise of R$65.8 million or 20.6% when compared to 2007. When comparing the 4Q08 x 4Q07, an increase of R$11.1 million or 12.7% is shown. These effects were mainly explained by the increase of rented circuits’ volume, due to the telecommunications market growth.

Pay TV: launched on August 12, 2007, this service reached R$379.0 million in 2008, with a base of 472,222 clients. When comparing the 4Q08 x 3Q08, an increase of R$30.2 million or 28.9% is shown, and a clients base increase of 11.1% . It includes TV services through DTH and MMDS, this latter as a result of Telefônica Sistema de Televisão acquisition in the 4Q07.

Others: reached R$1,102.1 million in 2008, presenting an increase of R$236.1 million or 27.3% when compared to 2007. When comparing the 4Q08 x 4Q07, an increase of R$81.7 million or 37.1% is

Results January – December 2008 TELESP 5

registered. These effects are chiefly explained by the strong performance of PDTI and network digital services. Furthermore, are observed the impacts of the application of new accounting criteria, introduced by the Law# 11,638/07, that resulted in a slight increase of PDTI revenues, due its classification as financial leasing, besides the impact of accounting reclassification of DDR revenues, previously accounted as monthly subscription fee.

Results January – December 2008 TELESP 6

OPERATING EXPENSES HIGHLIGHTS

Operating expenses in 2008 reached R$9,423.3 million and when compared to 2007, increased R$960.5 million or 11.4% . In the 4Q08, the operating expenses reached R$2,424.1 million, remaining almost stable when compared to the 3Q08 and presenting an increase of R$213.7 million or 9.7% when compared to the 4Q07.

The variations are explained by the following items:

Personnel expenses: reached R$748.8 million in 2008, a decrease of R$138.4 million or 15.6% when compared to 2007. When comparing the 4Q08 x 4Q07, it was recorded a decrease of R$86.0 million or 32.4% . These effects chiefly reflect the plan of expenses reduction related to the Program of Organizational Restructuring already implemented.

Administrative expenses: totaled R$7,914.6 million in 2008, showing a raise of R$948.8 million or 13.6% when compared to 2007. When comparing the 4Q08 x 4Q07, an increase of R$282.1 million or 15.4% is shown.

The changes are mainly explained as follows:

Supplies: totaled R$236.2 million in 2008, presenting an increase of R$78.6 million or 49.8% when compared to 2007. When comparing the 4Q08 x 4Q07 an increase of R$23.5 millions or 55.7% is shown. The application of new accounting criteria, introduced by the Law# 11,638/07, resulted in an increase of acquisition expenses of PDTI equipments, previously accounted as depreciation. This effect was partially offset by a decrease of card phone expenses and outsource of bills’ printing service. However, excluding the impact related to the adjustments of the Law# 11,638/07, in the amount of R$98.0 million in 2008 and of R$35.1 million in the 4Q08, it is observed a decrease in expenses of 12.3% and 27.6%, respectively, mainly justified by a decrease of card phone expenses and outsource of bills’ printing service.

Outsourcing expenses: totaled R$3,330.9 million in 2008, presenting a raise of R$533.6 million or 19.1% when compared to 2007. This effect is mainly due an increase of TV content, customer service and network maintenance expenses. When comparing the 4Q08 x 4Q07, an increase of R$185.9 million or 25.5% is shown, due to the same aforesaid reasons.

Interconnection expenses: reached R$3,855.3 million in 2008 and when compared to 2007, presented an increase of R$238.2 million or 6.6% . When comparing the 4Q08 x 4Q07, an increase of R$59.1 million or 6.2% is shown. These effects are mainly explained by an increase in SMP traffic with the “15” (selection code of the operator) use, a higher fixed-mobile traffic (VCs) and by the VUM readjustment of 2.06% in July, 2008.

Other Expenses: reached R$492.2 million in 2008, presenting an increase of R$98.5 million or 25.0% when compared to 2007, due to an increase of infrastructure rental expenses for last-mile traffic termination and post and ducts rental. When comparing the 4Q08 x 4Q07, an increase of R$13.7 million or 11.9% is presented, due to the same aforesaid reasons.

Taxes: totaled R$444.5 million in 2008, recording an increase of R$38.4 million or 9.4% in comparison to 2007. This effect is mainly explained by an increase of FUST and FUNTTEL’s contribution, directly connected to revenues performance, and the differential of ICMS rate in the purchase of supply material for use and consumption. When comparing the 4Q08 x 4Q07, a decrease of R$3.5 million or 3.4% is shown. This effect is mainly justified by a decrease of FUST expenses due to changes on its calculation base, been partially offset by an increase of FUNTTEL’s contribution.

Results January – December 2008 TELESP 7

Provisions: reached R$538.6 million in 2008, a decrease of R$114.1 million or 17.5% when compared to 2007. When comparing the 4Q08 x 4Q07, a decrease of R$14.4 million or 8.7% is registered. These effects reflect the success of the commercial policy’s review during 2007 issuing the improvement of the customer base profile. It is important to highlight the significant improvement of the ratio of provisions over net operating revenues, from 4.4% in 2007 to 3.4% in 2008.

Investment gains (losses): in 2008 recorded a positive result of R$8.3 million, and in 2007 presented a negative result of R$2.1 million. When comparing the 4Q08 x 4Q07 a positive variation of R$0.6 million is registered. These variations are justified by equity accounting of minority interest on Cable TV operators.

Other operating revenues: in 2008 recorded a negative net variation of R$236.3 million when compared to 2007. Such behavior is mainly justified by a decrease of recovered expenses and provisions reversion, mainly related to tributary and civil processes. When comparing the 4Q08 x 4Q07 a negative variation of R$36.0 million is shown due to the same aforesaid reasons.

Depreciation: in 2008 reached R$2,775.6 million, an increase of R$76.5 million or 2.8% when compared to 2007. This effect is mainly explained by the increase of modem obsolescence provision and goodwill amortization of Telefônica Televisão’s acquisition. These effects were partially offset by an increase of the balance of assets fully depreciated, that decreases the permanent assets, besides the application of the new accounting criteria, introduced by the Law# 11,638/07, that resulted in a decrease of PDTI’s depreciation expenses, currently accounted as supplies expenses. When comparing the 4Q08 x 4Q07, the amount remains almost stable.

Results January – December 2008 TELESP 8

LOANS AND FINANCING

LOANS AND FINANCING

(in thousand of reais)

Consolidated	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
			December 2008			
Loans in local currency						
BNDES Loan	UR TJLP	TJLP + 3.73%	Until 2015	19,283.0	1,689,521.0	1,708,804.0
Bonds	R$	CDI + 0.35%	Until 2010	16,339.0	1,500,000.0	1,516,339.0
Loans in foreign currency						
Mediocrédito	US$	1.75%	2014	7,594.0	27,831.0	35,425.0
Resolution 2770	JPY	1.00%	2009	48,315.0	-	48,315.0
Resolution 2770	JPY	0.5% to 5.78%	2009	213,339.0	-	213,339.0
Resolution 2770	EUR	5.74%	2009	84,799.0	-	84,799.0
Untied Loan - JBIC	JPY	Libor + 1.25%	2009	129,173.0	-	129,173.0
Total				518,842.0	3,217,352.0	3,736,194.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

December 2008	
Year	Amount
2010	1,704,204.0
2011	344,510.0
2012	343,972.0
From 2013 on	824,666.0
Total	3,217,352.0

NET FINANCIAL DEBT

(Million R$)

	December '08	September '08	December '07
Short-term Debt	(518.8)	(435.9)	(806.1)
Long-term Debt	(3,217.4)	(2,327.7)	(2,503.0)
Total Debt	(3,736.2)	(2,763.6)	(3,309.2)
Net Derivatives Position	58.4	(69.5)	(357.2)
Debt (post-Derivative Operations)	(3,677.8)	(2,833.1)	(3,666.4)
Cash	1,741.0	1,245.1	933.3
Net Debt	(1,936.8)	(1,587.9)	(2,733.1)
Net Debt / EBITDA	0.30	0.24	0.44
Total Debt / EBITDA	0.57	0.42	0.53
Total Debt / Market Cap	0.17	0.13	0.14

Results January – December 2008 TELESP 9

On December 31, 2008, the Company had R$511.1 million in loans and financing denominated in foreign currency, from which R$381.9 million were raised at fixed interest rates and R$129.2 million were raised at variable interest rates (Libor). The position in loans and financing also includes the value of debentures paying interests based on the variation of the CDI rate + fixed spread, in the amount of R$1,516.3 million and the value of R$1,708.8 million in financing with Banco Nacional de Desenvolvimento Econômico e Social (BNDES).

All the Company’s financial derivative contracts aim the protection of currency risk and fluctuations of foreign and domestic interest rates related to financial debt, in accordance to the corporate politic of risk management. Following this, variations on risk factors result in a inverse effect intended to protection. Therefore, the Company doesn’t have financial derivative instruments to speculation propose and financial equities are hedged.

The derivative operations in 2008 resulted in a net positive consolidated result of R$153.4 million. On December 31, 2008, 100% of the Company’s financial debt denominated in foreign currency was covered by active positions in hedge transactions (Swap to “CDI”) which reported a consolidated net positive result of R$152.7 million. The Company also has swap operations – CDI + spread x %CDI, in the amount of R$1.5 billion, to cover the fixed debentures spread, which generated a positive result of R$28 thousand. The result of swap trades - "CDI x pré", with a contracted volume of R$50.0 million, settled in 2008 reached a net positive consolidated result of R$749 thousand in the year.

On December 31, 2008 were recognized a balance of R$95.8 million as asset and a balance of R$37.3 million as liability to reflect the derivatives position on the mentioned date.

To reduce the exposure of the local interest rate (CDI), the Company invests the balance of cash and cash equivalents of R$1,709.0 million, mainly in financial investments (Certificados de Depósitos Bancários) in short-term based on the variation of the CDI, in accordance to the credit limits and diversification set on the Company’s current credit risk politic.

Debentures – On September 03, 2004, Telesp announced a Public Offering of Securities and the activation, within the Program’s parameters, of the first issuance of Telesp’s debentures. The offer consisted of the issuance of 150 thousand not convertible debentures, of unsecured type, with face value of R$10 thousand per unit, totaling the amount of R$1.5 billion, in single tranche, maturing on September 01, 2010. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity remuneration period, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The debenture bears interest on a quarterly basis payment, of the accumulated average rates of the interbank interest rate of one day (DI rate), capitalized by a spread of 0.35% per year, calculated and disclosed by the Custody and Settlement (CETIP) since the renegotiation date.

BNDES Loan – On October 10, 2007, the BNDES approved a loan of R$2 billions for Telesp, from which R$1,686.9 million have already been released and are being applied in the network modernization and expansion of voice, data and video services.

Financial Expenses – In 2008 reached R$227.9 million, improving R$79.0 million or 25.8% when compared to 2007, mainly justified by a lower net debt and a decrease in funding costs.

Results January – December 2008 TELESP 10

RELEVANT EVENTS

Corporate Events in 2007 and 2008

a) Acquisition of Telefônica Televisão Participações S.A. (previously named Navytree Participações S.A.) – In accordance with the relevant fact published on October, 31, 2006, the Society celebrated with Grupo Abril several contractual relations of commercial and operational disposition. It was foreseen the acquisition of: (i) 100% of the MMDS (Multichannel Multipoint Distribution Service) and broadband operations, and (ii) participation in the Company’s capital stock, at the limit of the effective law and regulation, of TV and cable operators controlled by Grupo Abril inside and outside Sao Paulo’s State.

On October 31, 2007, Anatel’s Council concluded the process of regulatory analysis of the association between Grupo Abril and Telesp and approved the transaction. However, the process is currently under Anatel’s competition analysis and after that will be sent to CADE (Conselho Administrativo da Defesa Econômica). The final amount of 100% acquisition of the Telefônica Televisão capital stock was R$909.1 million.

b) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) – On February 29, 2008, the Company increased the Telefônica Televisão’s capital with stocks of A.Telecom equity. As a result, A.Telecom became an integral subsidiary of Telefônica Televisão.

c) Change on Navytree Participações company’s name – On June 10, 2008, Navytree approved on itsExtraordinary Shareholders’ Meeting the change of the Company’s name to Telefônica Televisão Participações S.A..

d) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) – On July 25, 2008, the Company increased the Telefônica Televisão’s capital with stocks of Telefônica Data S.A.’s equity. As a result, T. Data became an integral subsidiary of Telefônica Televisão.

e) Corporate Reorganization involving Telefônica Data do Brasil Participações Ltda. – DABR and Telefônica Televisão Participações S.A. – TTP - In accordance to the relevant fact published on October 21, 2008, the Company’s Board of Directors approved, on that date, the propose that aims the corporate reorganization involving DABR and TTP (wholly-owned subsidiary, which has stakes on Telefônica Sistema de Televisão S.A., A. Telecom S.A. and Telefônica Data S.A’s capital).

Telesp’s Board of Directors understands that the corporate reorganization reflects Company and shareholders’ aim and will allow the improvement of synergies, the reduction of managing risks, the simplification of corporate and administrative organization, reducing costs, but also getting the opportunity of the tax benefit and the Company’s cash flow improvement and, as a consequence, to its shareholders in the amount of R$351 million.

On November 11, 2008, the propose of merger of DABR and TTP by Telesp was approved by the Company’s shareholders on its Extraordinary Shareholders’ meeting. As a result of the merger of TTP, Telefônica Sistema de Televisão S.A., A. Telecom and Telefônica Data companies became holly-owned subsidiaries of Telesp.

Results January – December 2008 TELESP 11

ADDITIONAL NOTES

Migration Pulse/Minute - On March, 31, 2007, Telesp started the collection migration process from pulse to minute, according to the Concession Agreement’s renewal which was completed on July, 31, 2007.

Tariffs readjustment occurred in 2007 and 2008

Fixed-to-Fixed Tariff – On July 17, 2007, through Edicts #66028 and #66031, Agência Nacional de Telecomunicações - Anatel approved the tariff adjustment of the Switched Fixed Telephony Service (STFC), according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 20, 2007. The following readjustments were applied equally to the Local and DLD, in other words, 2.21% . However, worried about the total transparency over the process of local calls conversion from pulses to minutes, the Company postponed, in a promotional disposition, the implementation of the tariff adjustment over local pulses and minutes to October 01, 2007.

Fixed-to-Mobile Tariff – On July 17, 2007, through Edict #66029, Anatel approved the 3.29% tariff adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.25% . The readjustments were effective as of July 20, 2007.

Fixed-to-Fixed Tariff – On July 21, 2008, through Edicts #4,288 and #4,289, Anatel approved the tariff adjustment of the (STFC), according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 24, 2008. The tariff readjustments were 3.01% .

Fixed-to-Mobile Tariff – On July 21, 2008, through Edict #4,290, Anatel approved the 3.01% tariff adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.06% . The readjustments were effective as of July 24, 2008.

Technical Problems in 2008

On July 2 and 3, 2008, technical problems that affected the Company’s data transmission network generated instability and breakdowns of Telesp’s broadband service. The services were fully reestablished in the whole Sao Paulo State at the end of July 3.

The Company refunded all Speedy’s subscribers in accordance to the “Termo de Ajustamento de Conduta” (“TAC”) signed between the Company and the Public Ministry, that sets (i) a discount related to the 36 hours of the service breakdown and (ii) a credit equivalent to 84 hours as compensation of damage and losses. The compensation occurred through a credit in the clients’ bills in July and August, which represented a decrease of R$34.5 million on Company’s operating result, besides other expenses inherent to the event.

The Company has reported it properly to insurers, which contracts are set in accordance to the Concession Contract and in accordance to the market good practices.

Results January – December 2008 TELESP 12

Changes on the adopted accounting practices

The Company decided to adopt in 2008 the changes on accounting practices introduced by the Law# 11,638/07 and the Provisional Measure# 449/08, due to several accounting pronouncements issued by “Comitê de Pronunciamentos Contábeis” (CPC) and approved by CVM. As a result, changes on accounting practices adopted as of January 1, 2008 have occurred when compared to 2007, affecting the comparability, among which are highlighted:

a) Financial Leasing: PDTI contracts are accounted with financial leasing characteristics;

b) Financial Instruments: financial assets and liabilities initially evaluated by fair value;

c) Present Value Adjustment: certain long term assets and liabilities initially accounted by its discounted present value;

d) Accumulated Translation Adjustment: exchange variations over investments abroad registered as accumulated translation adjustment, on Company’s equity.

Results January – December 2008 TELESP 13

DIVIDENDS AND INTEREST ON OWN CAPITAL

According to the Bylaws, the Company must distribute as minimum dividend 25% of its net adjusted income of the year, been assured to owners of preferred shares an amount 10% higher than the one granted to each common share. In 2008, the Company presented a dividend yield of 13% for ON shares and 11% for PN shares.

Distribution of the values paid in 2008

IONW - On December 10, 2007, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interests on own capital, to the shareholders who held common and preferred shares on the market close of December 28, 2007 in the amount of R$211 million withholding income of 15%, resulting in a net interest of R$179.4 million. After this day, Telesp’s shares were considered as ex-interest on own capital. The payment started on June 23, 2008 in accordance to the statement bellow:

Dividends - On March 26, 2008, the Telesp’s General Shareholders’ Meeting approved the distribution of dividends based on the balance of accumulated earnings, dividends and interests on own capital prescribed in the Fiscal year of 2007, reported in the annual balance sheet of the Company, dated as of December 31, 2007 in the amount of R$350.9 million to the shareholders who held shares in the Company’s registry book on the market close of March 26, 2008. As of March 27, 2008, inclusive, the shares were considered as ex-dividends. The payment started on June 23, 2008, in accordance to the statement below:

IONW - On May 20, 2008, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interests on own capital, to the shareholders who held common and preferred shares on the market close of May 20, 2008 in the amount of R$200.0 million withholding income of 15%, resulting in a net interest of R$170.0 million. After this day, Telesp’s shares were considered as ex-interest on own capital. The payment started on June 23, 2008 in accordance to the statement bellow:

Results January – December 2008 TELESP 14

Dividends - On May 20, 2008, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interim dividends to the shareholders who held shares in the Company’s registry book on the market close of May 20, 2008 in the amount of R$485.0 million. After this date the shares were considered as ex-dividends. The payment started on June 23, 2008, in accordance to the statement below:

Dividends - On November 24, 2008, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interim dividends to the shareholders who held shares in the Company’s registry book on the market close of November 24, 2008 in the amount of R$1,090.0 million. After this date the shares were considered as ex-dividends. The payment started on December 10, 2008, in accordance to the statement below:

IONW - On December 09, 2008, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interests on own capital, to the shareholders who held common and preferred shares on the market close of December 30, 2008 in the amount of R$416.0 million withholding income of 15%, resulting in a net interest of R$353.6 million. After this day, Telesp’s shares were considered as ex-interest on own capital. The payment will be made in 2009 in a date to be determined by the General Shareholders’ Meeting, in accordance to the statement bellow:

Results January – December 2008 TELESP 15

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. -TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the spin off of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main provider of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES, thus privatizing the Company, on July 29, 1998.

In December 1999, Telecomunicações de São Paulo S.A. - TELESP acquired voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP. The CETERP cellular operating division was sold afterwards. The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service. On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP's business, services and tariffs have been regulated by Anatel (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures. TELESP became the first operator to file the corresponding information of the accomplishment of Anatel's targets that granted the license to permit Telesp to offer domestic and international long distance services to its customers. The license also allowed Telesp to extend its business out of its concession area (São Paulo) to the whole country. The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of Anatel, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephony operators started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented that deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC.

On December 24, 2004, the Company acquired the control of Santo Genovese Participações Ltda., controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the

Results January – December 2008 TELESP 16

rendering of telecommunication services. The operation allowed the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new concession contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year of the payment, net of applicable taxes and social contributions. Since 2006, the Company has been provisioning the concession renewal rate by competence regime. Considering that this rate is connected to two periods, the Company will register as costs of the rendered services 1% of the annual net revenues of each period. The first payment of the bi-annual tax took place on April 30, 2007, based on the net incomes of STFC 2006. The next payment is foreseen for April 30, 2009 based on the net incomes of STFC 2008.

On July 28, 2006, the corporate restructuring involving the activities of the Multimedia Communication Services (SCM), through the merger of TDBH into Telesp and partial spin-off of Telefônica Empresas, was finalized that also includes the transfer to Telesp of the assets and activities of the SCM in the regions in which such service is already rendered by Telesp.

On March 14, 2007 Anatel conceded to A.Telecom S.A. the license to offer Pay TV through DTH (Direct to the Home). DTH is a special type of service of Pay TV that uses satellites for the direct distribution of television and audio signs for the subscribers. The launch of the commercial operation occurred on August 12, 2007.

On October 31, 2007, Anatel concluded the process of regulatory analysis between Grupo Abril and Telesp involving the acquisition of 100% of the MMDS (Multichannel Multipoint Distribution Service) and broadband operations, and participation in the company’s capital stock, at the limit of the effective law and regulation, of TV and cable operators controlled by the Grupo Abril inside and outside São Paulo’s State.

In February, 2008, the Company launched a pioneer offer of internet access through Fiber Optic (Fiber to the Home – FTTH) for residential segment on Sao Paulo neighborhood Jardins. Besides the internet connection with speed capacity of 8 e 30 Mb, bundles including Wi-Fi, Digital TV and 2,000 minutes of local and intra-state calls, safety bundle, call identifier, technical assistance and specific call center started to be offered.

Results January – December 2008 TELESP 17

CONSOLIDATED INCOME STATEMENTS

For the periods ended on December 31, 2008 and December 31, 2007

Unaudited (Million reais)

	January - December			October - December		
	2008	2007	% var	2008	2007	% var
Gross operating revenue	23,020.8	21,183.8	8.7	5,956.3	5,266.8	13.1
Monthly subscription fee	5,486.8	5,646.4	(2.8)	1,386.7	1,360.0	2.0
Installation charge	114.3	119.6	(4.5)	20.2	30.9	(34.8)
Local Service	2,562.9	2,808.3	(8.7)	618.0	627.4	(1.5)
DLD	3,808.8	3,220.8	18.3	1,003.6	755.0	32.9
Fixed-to-mobile revenues	4,372.0	4,063.7	7.6	1,115.2	1,026.3	8.7
ILD	140.4	133.9	4.9	31.2	30.8	1.3
Interconnection	465.8	405.3	14.9	116.0	104.1	11.4
Public telephony	444.9	551.1	(19.3)	105.0	149.3	(29.7)
Data transmission	3,759.5	2,995.7	25.5	1,025.1	824.4	24.3
Infrastructure rental	384.3	318.6	20.6	98.6	87.5	12.7
Pay TV	379.0	54.6	n.a.	134.6	50.5	n.a.
Others	1,102.1	866.0	27.3	302.2	220.5	37.1
Deductions	(7,041.8)	(6,456.2)	9.1	(1,832.0)	(1,530.2)	19.7
Net operating revenues	15,979.0	14,727.6	8.5	4,124.3	3,736.5	10.4
Operating expenses	(9,423.3)	(8,462.7)	11.4	(2,424.1)	(2,210.4)	9.7
Personnel expenses	(748.8)	(887.3)	(15.6)	(179.1)	(265.1)	(32.4)
General and administrative expenses	(7,914.6)	(6,965.8)	13.6	(2,119.9)	(1,837.8)	15.4
Supplies	(236.2)	(157.7)	49.8	(65.6)	(42.1)	55.7
Outsourcing expenses	(3,330.9)	(2,797.3)	19.1	(916.1)	(730.2)	25.5
Interconnection expenses	(3,855.3)	(3,617.1)	6.6	(1,009.6)	(950.6)	6.2
Other expenses	(492.2)	(393.7)	25.0	(128.5)	(114.9)	11.9
Taxes	(444.5)	(406.1)	9.4	(100.4)	(103.9)	(3.4)
Provisions	(538.6)	(652.7)	(17.5)	(150.4)	(164.8)	(8.7)
Investment gains (losses)	8.3	(2.1)	n.a.	2.3	1.7	33.2
Other operating revenues	215.0	451.3	(52.4)	123.6	159.5	(22.5)
Earnings before interest taxes, depreciation and amortization - EBITDA	6,555.7	6,264.8	4.6	1,700.2	1,526.1	11.4
Depreciation and amortization	(2,775.6)	(2,699.1)	2.8	(696.3)	(692.5)	0.5
Financial result	(227.9)	(306.9)	(25.8)	(65.2)	(71.5)	(8.8)
Interest on the company's net worth	(616.0)	(642.0)	(4.0)	(416.0)	(421.0)	(1.2)
Net result of asset sale and investment	(50.6)	81.7	n.a.	(10.7)	(1.0)	n.a.
Income before income taxes and social cobtribution	2,885.7	2,698.4	6.9	512.0	340.1	50.6
Income tax	(797.5)	(710.3)	12.3	(155.8)	(82.3)	89.3
Social contribution	(284.2)	(267.2)	6.4	(53.0)	(37.3)	42.1
Income before company's net worth reversion	1,804.0	1,721.0	4.8	303.1	220.4	37.5
Interest on company's net worth reversion	616.0	642.0	(4.0)	416.0	421.0	(1.2)
Net income	2,420.0	2,363.0	2.4	719.1	641.4	12.1

Note: 1) For a better presentation of the Operating Revenues to the market and Anatel, there were reclassifications in the values presented in 2007, mainly in Long Distance, Public Telephony and Fixed-to-Mobile Revenues.
2) According to the CVM Instruction# 469, that establishes some definitions related to the application of the new accounting practices introduced by Law# 11,638/07, the present value concept has been applied in 2008 and 2007 for certain long term assets and liabilities.
3) According to the CVM Deliberation# 534, as of 2008, the effects related to foreign exchange rate over the equity of subsidiary company abroad were recognized directly in the Company's equity.
4) According to ANATEL's instructions, the DDR revenues were reclassified in 2008, been accounted as Other Revenues instead of Monthly Subscription Fee.
5) According to CPC# 06, that states definitions regarding assets negotiations through financial leasing, this statement was considered in 2008 on PDTI contracts, impacting Other Revenues, Deductions, Supplies and Depreciation.

 Results January – December 2008 TELESP 18

Results January – December 2008 TELESP 19

Results January – December 2008 TELESP 20

Results January – December 2008 TELESP 21

Results January – December 2008 TELESP 22

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

For additional information, please contact:

Investor Relations
Rua Martiniano de Carvalho, 851 – 17th Floor
01321-001 - São Paulo - Brazil
Tel.: +55 11 3549 7200 / 7201
Fax: +55 11 3549 7202
ri.telefonicabr@telefonica.com.br
www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	February 17, 2009	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director